05010659

Writer's Direct Dial Number:
301-230-5208
croberts@srgpe.com

August 17, 2005

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Electrocomponents plc – Exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended
SEC File No. 82-34672
Our File No. 018-031-00222

SUPPL

Dear Sir:

Pursuant to the undertaking of Electrocomponents plc, a public limited company incorporated under the laws of England and Wales (the "Company"), to furnish the Securities and Exchange Commission with certain information described in its request for an exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as more fully set forth in the Company's letter to the Commission dated July 25, 2002, and received by the Commission on July 29, 2002, the Company hereby submits the following:

August 19, 2005	Stock Exchange Announcement – Holding(s) in Company – Notification under Section 198 – Companies Act 1985
August 18, 2005	Stock Exchange Announcement – Holding(s) in Company – Notification of Change in Shareholding of Substantial Shareholder
August 18, 2005	Stock Exchange Announcement – Holding(s) in Company – Notification of Substantial Shareholder

The Company understands that pursuant to Rule 12g3-2(b) the information and documents furnished hereby will not deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please acknowledge your receipt of this letter, and of the enclosed material from the Company, by date-stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed stamped, self-addressed return envelope.

If you have any questions or comments, please do not hesitate to contact me at (301) 230-5208.

PROCESSED
AUG 25 2005
THOMSON FINANCIAL

Very Truly Yours,

SHULMAN, ROGERS, GANDAL, PORDY & ECKER, P.A.

By: Christopher C. Roberts

Enclosures
cc: Carmelina Carfora, Company Secretary (w/o enc.)

18031915-82.doc
T: 082505

REG-Electrocomponents Holding(s) in Company

RNS Number:3006Q
Electrocomponents PLC
19 August 2005

ELECTROCOMPONENTS PLC ("the Company")

NOTIFICATION UNDER SECTION 198 - COMPANIES ACT 1985

The Company received notification on 19th August 2005 (dated 18th August 2005) in accordance with Section 198 of the Companies Act that as at the close of business on 17th August 2005, Barclays Bank PLC, acting through it's business group and legal entities detailed below, had an interest in 13,214,931 Ordinary shares of Electrocomponents PLC representing a total of 3.04% of the total issued share capital of the Company, which now represents a notifiable interest in the share capital of the Company.

Legal Entity	Number of Shares	% held
Gerrard Ltd	1,552,614	0.356
Barclays Global Investors Japan Ltd	42,689	0.009
Barclays Life Assurance Co. Ltd	593,222	0.136
Barclays Global Investors Ltd	5,406,832	1.242
Barclays Global Investors Japan Trust &	511,059	0.117
Barclays Global Fund Advisors	1,776,508	0.408
Barclays Global Investors Australia Ltd	75,900	0.017
Barclays Global Investors, N.A.	3,256,107	0.748
Barclays Bank PLC TOTAL	13,113,389	3.04

Registered Holder	Account Designation	Holding
Bioss Nominees Ltd	4224361	190,486
Chase Nominees Ltd	16376	232,652
Chase Nominees Ltd	28270	160,628
Gerrard Nominees Limited	ER1	87,800
Greig Middleton Nominees Ltd	GM1	149,259
Greig Middleton Nominees Ltd	GM3	10,000
IBT - Canada		14,606
Investors Bank and Trust Co.		2,206,566
Investors Bank and Trust Co.		512,785
Investors Bank and Trust Co.		32,109
Investors Bank and Trust Co.		4,148
Investors Bank and Trust Co.		11,000
Investors Bank and Trust Co.		102,009
Investors Bank and Trust Co.		5,024
Investors Bank and Trust Co.		1,581,264
Investors Bank and Trust Co.		83,330
Investors Bank and Trust Co.		91,805
Investors Bank and Trust Co.		6,845

Investors Bank and Trust Co.		13,264
JP Morgan (BGI Custody)	16331	126,987
JP Morgan (BGI Custody)	16338	26,181
JP Morgan (BGI Custody)	16341	227,184
JP Morgan (BGI Custody)	16342	52,242
JP Morgan (BGI Custody)	16400	4,670,294
JP Morgan (BGI Custody)	18409	313,400
JP Morgan Chase Bank		13,573
JP Morgan Chase Bank		3,932
JP Morgan Chase Bank		29,480
JP Morgan Chase Bank		75,900
JP Morgan Chase Bank		62,104
JP Morgan Chase Bank		58,276
JP Morgan Chase Bank		11,289
JP Morgan Chase Bank		47,374
JP Morgan Chase Bank		4,753
JP Morgan Chase Bank		3,266
JP Morgan Chase Bank		235,236
JP Morgan Chase Bank		14,368
JP Morgan Chase Bank		74,393
Mellon Trust - US Custodian		57,873
Mitsubishi Trust International		2,283
R C Greig Nominees Limited	RC1	767,378
R C Greig Nominees Limited a/c	AK1	334,426
R C Greig Nominees Limited a/c	BL1	42,092
R C Greig Nominees Limited a/c	CM1	28,697
R C Greig Nominees Limited GP1	GP1	76,178
R C Greig Nominees Limited SA1	SA1	56,784
State Street		6,994
State Street Boston		33,770
State Street Boston		262,644
Total		13,214,931

CARMELINA CARFORA

Group Company Secretary

19th August 2005

END

HOLGUUUGRUPAGCB

REG-Electrocomponents Holding(s) in Company

RNS Number:2620Q
Electrocomponents PLC
18 August 2005

ELECTROCOMPONENTS PLC ("the Company")

NOTIFICATION OF CHANGE IN SHAREHOLDING OF SUBSTANTIAL SHAREHOLDER

The Company has received notification on 18th August 2005 (dated 16th August 2005) that the overall holding of Barclays Bank PLC has fallen below 3.0% and that they no longer hold a notifiable interest in the share capital of the Company.

CARMELINA CARFORA

Group Company Secretary

18th August 2005

END

HOLGUUUCRUPAGAR

REG-Electrocomponents Holding(s) in Company

RNS Number:2635Q
Electrocomponents PLC
18 August 2005

ELECTROCOMPONENTS PLC ('the Company')

NOTIFICATION OF SUBSTANTIAL SHAREHOLDER

The Company received notification on 17th August 2005 in accordance with the Companies Act that the Capital Group Companies Inc, ('CG'), a US based holding Company for several subsidiary companies, has a notifiable interest in 13,322,531 Ordinary Sharers of 10p each in the Company, which represents 3.061% of the total issued share Capital of the company.

Capital Group Companies, Inc. ('CG') holdings	Number of Shares	% held
Capital International Limited	7,901,431	1.815
Capital International S.A.	504,200	0.116
Capital International, Inc.	127,089	0.029
Capital Research and Management Company	4,789,811	1.100
TOTAL	13,322,531	3.061

SHARES ARE REGISTERED AS FOLLOWS:

Capital International Limited

Registered Name	holding
State Street Nominees Limited	192,000
Bank of New York Nominees	1,368,053
Northern Trust	1,053,797
Chase Nominees Limited	1,603,084
Midland Bank plc	59,400
Bankers Trust	130,200
Citibank London	395,500
Morgan Guaranty	174,900
Nortrust Nominees	1,310,327
Royal Bank of Scotland	169,700
State Street Bank & Trust Co.	84,600
Deutsche Bank AG	692,600
HSBC Bank plc	524,570
Mellon Bank N.A.	38,300
KAS UK	38,300
Bank One London	66,100
TOTAL	7,901,431

Capital International S.A.

Registered Name	holding
Bank of New York Nominees	29,400
Chase Nominees Limited	384,300
Midland Bank plc	6,600
Royal Bank of Scotland	48,900

Lloyds Bank		35,000
	TOTAL	504,200

Capital International, Inc.

Registered Name		holding
Nortrust Nominees		73,600
HSBC Bank plc		53,489
	TOTAL	127,089

Capital Research and Management Company

Registered Name		holding
Chase Nominees Limited		4,789,811
	TOTAL	4,789,811

CARMELINA CARFORA
Group Company Secretary
18th August 2005